EXHIBIT 99.2

Mogo Finance Technology Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

1

Independent Auditor's Report

To the Shareholders of Mogo Finance Technology Inc.:

Opinion

We have audited the consolidated financial statements of Mogo Finance Technology Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2018 and December 31, 2017, and the consolidated statements of comprehensive loss, changes in equity (deficit) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2018 and December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with thes e requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other informati on and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance wi th International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free fro m material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

2

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Jeff Eckstein.

Winnipeg, Manitoba

March 12, 2019	Chartered Professional Accountants

3

Mogo Finance Technology Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars)

	December 31, 2018	December 31, 2017(1)
Assets
Cash	20,439	40,560
Loans receivable (Note 4)	86,347	73,460
Prepaid expenses, deposits and other assets	3,501	1,827
Deferred cost (Note 6)	273	410
Investment tax credits	-	343
Property and equipment (Note 7)	3,016	3,206
Intangible assets (Note 8)	18,658	14,897
	132,234	134,703
Liabilities
Accounts payable and accruals	9,651	7,468
Other liabilities	973	1,089
Credit facilities (Note 9)	75,934	57,110
Debentures (Note 10)	41,625	39,680
Convertible debentures (Note 11)	11,781	12,864
Derivative financial liability (Note 18d)	964	2,697
	140,928	120,908
Shareholders’ Equity (Deficit)
Share capital (Note 18a)	75,045	71,389
Contributed surplus	7,045	6,033
Deficit	(90,784)	(63,627)
	(8,694)	13,795
	132,234	134,703

______________

(1)	The consolidated statement of financial position as at December 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to the sections “Impairment of financial assets” and “Summary of IFRS 9 adoption impact” within Note 3 to these consolidated financial statements.

Approved on Behalf of the Board

Signed by “Greg Feller”                 , Director

Signed by “Minhas Mohamed”     , Director

The accompanying notes are an integral part of these financial statements.

4

Mogo Finance Technology Inc.

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of Canadian Dollars)

	For the years ended December 31,
	2018	2017(1)
Revenue
Subscription and services	26,733	12,972
Interest revenue	26,433	18,187
Loan fees	8,111	17,522
	61,277	48,681
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	16,367	11,409
Transaction costs	6,059	4,463
	22,426	15,872
Gross profit	38,851	32,809
Operating expenses
Technology and development	14,747	11,373
Marketing	8,772	6,854
Customer service and operations	8,383	7,663
General and administration	11,177	9,826
Total operating expenses	43,079	35,716
Loss from operations	(4,228)	(2,907)
Other expenses
Credit facility interest expense (Note 9)	9,353	7,178
Debenture interest expense (Note 10, 11)	8,036	7,503
Unrealized exchange loss (gain)	651	(379)
Unrealized (gain) loss on derivative liability (Note 18d)	(1,733)	2,207
Other one-time expenses (Note 7)	1,487	313
	17,794	16,822
Loss and comprehensive loss	(22,022)	(19,729)

Loss per share
Basic and fully diluted (Note 14)	(0.97)	(1.07)
Weighted average number of basic and fully diluted common shares (in 000’s)	22,714	18,381

______________

(1)	The consolidated statement of comprehensive loss for the year ended December 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to the sections “Impairment of financial assets” and “Summary of IFRS 9 adoption impact” within Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

5

Mogo Finance Technology Inc.

Consolidated Statements of Changes in Equity (Deficit)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2016	18,280	$45,655	$3,945	$(43,898)	$5,702
Loss and comprehensive loss	-	-	-	(19,729)	(19,729)
Shares issued, net	3,750	24,397	-	-	24,397
Shares issued - convertible debentures (Note 11)	142	814	-	-	814
Stock based compensation	-	-	1,343	-	1,343
Options exercised	62	250	(102)	-	148
Conversion of restricted share units (“RSUs”)	41	273	(273)	-	-
Equity component of convertible debentures	-	-	973	-	973
Amortization of warrants	-	-	147	-	147
Balance, December 31, 2017	22,275	71,389	6,033	(63,627)	13,795

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2017	22,275	$71,389	$6,033	$(63,627)	$13,795
Impact of adopting IFRS 9 at January 1, 2018(1)	-	-	-	(5,135)	(5,135)
Balance, January 1, 2018	22,275	71,389	6,033	(68,762)	8,660
Loss and comprehensive loss	-	-	-	(22,022)	(22,022)
Shares issued – convertible debentures (Note 11)	766	3,157	(132)	-	3,025
Share issuance costs	-	(38)	-	-	(38)
Stock based compensation	-	-	1,320	-	1,320
Options exercised	156	451	(140)	-	311
Conversion of restricted share units (“RSUs”)	30	86	(86)	-	-
Amortization of warrants	-	-	50	-	50
Balance, December 31, 2018	23,227	75,045	7,045	(90,784)	(8,694)

______________

(1)	The consolidated statement of changes in equity (deficit) for the year ended December 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to the sections “Impairment of financial assets” and “Summary of IFRS 9 adoption impact” within Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

6

Mogo Finance Technology Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

	Years ended December 31,
	2018	2017(1)
Cash provided by (used in) the following activities:

Operating activities
Loss and comprehensive loss	(22,022)	(19,729)
Items not affecting cash:
Depreciation and amortization	7,062	4,045
Amortization of deferred finance costs	410	525
Accretion of convertible debentures	689	395
Other one-time expenses	1,105	118
Provision for loan losses	18,406	13,343
Stock based compensation expense	1,320	1,343
Unrealized (gain) loss on derivative liability	(1,733)	2,207
Unrealized foreign exchange loss (gain)	668	(403)
	5,905	1,844
Changes in working capital accounts
Net issuance of loans receivable	(36,428)	(24,927)
Investment tax credits	343	(186)
Prepaid expenses, deposits and other assets	(1,824)	(462)
Accounts payable and accruals	2,917	2,489
Other liabilities	(116)	(116)
Net cash used in operating activities	(29,203)	(21,358)

Investing activities
Purchases of property and equipment	(3,409)	(404)
Investment in intangible assets	(7,644)	(5,017)
Net cash used in investing activities	(11,053)	(5,421)

Financing activities
Net proceeds from issuance of convertible debentures	-	13,528
Net proceeds from issuance of common shares	-	24,397
Net advances from debentures	1,410	-
Net advances from credit facilities	18,414	10,642
Options exercised	311	148
Net cash provided by financing activities	20,135	48,715

Increase (decrease) in cash resources	(20,121)	21,936
Cash, beginning of year	40,560	18,624
Cash, end of year	20,439	40,560

______________

(1)	The consolidated statement of cash flows for the year ended December 31, 2018 reflects the adoption of IFRS 9 on January 1, 2018. The comparative information has not been restated. For additional information on IFRS 9 adoption, refer to the sections “Impairment of financial assets” and “Summary of IFRS 9 adoption impact” within Note 3 to these consolidated financial statements.

The accompanying notes are an integral part of these financial statements.

7

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

1.	Nature of operations

Mogo Finance Technology Inc. (“Mogo” or the "Company") was incorporated under the Business Corporations Act (British Columbia) on August 26, 2003. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange and the NASDAQ Stock Market under the symbol “MOGO”.

Mogo — a financial technology company — is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account with Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account.

2.	Basis of presentation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these consolidated financial statements were based on IFRS issued and outstanding at December 31, 2018.

The Company presents its consolidated statements of financial position on a non-classified basis in order of liquidity. Certain revenue and expense captions in the consolidated statements of comprehensive loss were renamed and/or reallocated during the year, to provide greater clarity and a broader description that appropriately captures new revenue streams or to reflect a more appropriate classification by function.

These consolidated financial statements for the years ended December 31, 2018 and December 31, 2017 were authorized for issue by the Company’s Board of Directors (the “Board”) on March 12, 2019.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities including forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its structured entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

All inter‑company balances, income and expenses and unrealized gains and losses resulting from inter‑company transactions are eliminated in full.

8

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

3.	Significant accounting policies

Revenue recognition

Revenue is comprised of subscription and services, interest revenue and loan fees from our legacy short-term loan products, which were phased out in the third quarter of 2018. The Company recognizes interest revenue, loan fees, nonsufficient funds fees, and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. We record revenue on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction.

Subscription and services is comprised of MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenues, loan protection premiums, MogoCrypto revenue, Bitcoin mining revenue, and other fees and charges. Subscription and services revenue is recognized when the underlying transactions have been completed or services are rendered and collection is reasonably assured. In 2018, the Company, through a third-party hosting agreement, joined a Bitcoin mining pool that provides transaction verification services on the Bitcoin network. The Company receives Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value according to the spot price at the time they were mined. Bitcoin is considered earned upon the addition of a block to the Bitcoin blockchain at which time the economic benefit is received and can be reliably measured. Management has exercised judgement in determining this accounting treatment for the recognition of revenue from Bitcoin mining, as there is no definitive guidance in IFRS for the accounting of digital currency mining activities.

Interest revenue represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans. For line of credit accounts, interest is recognized during the period based upon the balance outstanding and the contractual interest rate, and fees are recognized when assessed to the customer. For installment loans, revenue is recognized on an effective interest basis over the term of the loan and fees are recognized when assessed to the customer.

For legacy short-term loans that the Company offered, loan fees were recognized when assessed to the customer.

Cost of revenue

Cost of revenue consists of provision for loan losses and transaction costs. Transaction costs are expenses that relate directly to the acquisition and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees, insurance commission expense, and certain fees related to the MogoCard and MogoProtect programs.

Loans receivable

Loans receivable consist of unsecured installment loans and lines of credit. The Company phased out its legacy short-term loan products from its business in the third quarter of 2018. Loans receivable are reported net of an allowance for loan losses. The Company maintains an allowance for loan losses that reduces the carrying value of loans identified as impaired to their estimated realizable amounts.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

Classification and measurement of financial assets

At initial recognition, financial assets are classified as measured at amortized cost, at fair value through profit or loss (“FVTPL”), or at fair value through other comprehensive income. IFRS 9, Financial Instruments, removes the previous IAS 39 classifications of loans and receivables, held to maturity, and available for sale.

The Company measures financial assets at amortized cost if the financial asset is held within a “hold to collect” business model, and if the contractual cash flows associated with the financial asset are solely payments of principal and interest on the principal amount outstanding. Financial assets fall with a “hold to collect” business model when the Company’s primary objective is to collect contractual cash flows on the assets rather than selling them.

Loans receivable are classified as amortized cost. They are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

9

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

Impairment of financial assets

Expected credit loss model

The expected credit loss (“ECL”) model is a three-stage impairment approach used to measure the allowance for loan losses on all financial assets at each reporting period date. Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The Company routinely refinances its existing customers, and accordingly, does not consider a modification to be an indicator of increased credit risk. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date.

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of a financial asset subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Financial assets are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a financial instrument, using a probability-weighted approach that reflects reasonable and supportable information about past events, current conditions and forward looking indicators such as forecasts of future events and macroeconomic conditions. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped according to product type, customer tenure and aging for the purpose of assessing ECLs. Scenarios and probability weights are re-assessed quarterly and subject to management review.

Summary of IFRS 9 adoption impact

The Company has elected not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Therefore, comparative periods have not been restated. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in retained earnings as at 1 January 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9, but rather those of IAS 39.

The following table summarizes the classifications and carrying amounts of the Company’s financial instruments as previously established under IAS 39 as at December 31, 2017, and the new IFRS 9 classifications and carrying amounts established as at January 1, 2018.

	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount, IAS 39	New carrying amount, IFRS 9
Cash	Loans and receivables	Amortized cost	40,560	40,560
Loans receivable, net	Loans and receivables	Amortized cost	73,460	68,325
Accounts payable and accruals	Amortized cost	Amortized cost	7,468	7,468
Credit facilities	Amortized cost	Amortized cost	57,110	57,110
Debentures	Amortized cost	Amortized cost	39,680	39,680
Convertible debentures	Amortized cost	Amortized cost	12,864	12,864
Derivative financial liabilities	FVTPL	FVTPL	2,697	2,697

10

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

Financial assets reclassified from loans and receivables under IAS 39 to amortized cost under IFRS 9 were previously also subject to the amortized cost measurement method under IAS 39. The following table summarizes the transition adjustment required upon adoption of IFRS 9 as at January 1, 2018:

		As at January 1, 2018
	Original carrying amount, IAS 39	Transition Adjustment(1)	New carrying amount, IFRS 9
Gross loans receivable	80,894	-	80,894
Allowance for loan losses	(7,434)	(5,135)	(12,569)
Loans receivable, net	73,460	(5,135)	68,325
Deficit	(63,627)	(5,135)	(68,762)
Loss per share	(1.07)	(0.28)	(1.35)

(1)

Re-measurement of the allowance for loan losses relates to the application of the ECL impairment methodology effective upon transition to IFRS 9. Under IFRS 9, credit losses are recognized earlier than under IAS 39, since it replaces the “incurred loss” model in IAS 39 with “ECL” model. This adjustment was recorded to the opening deficit as at January 1, 2018.

Accounts payable and accruals, deferred revenue, credit facilities, debentures, and convertible debentures are classified as “other financial liabilities” and are initially recorded at fair value, net of any transaction costs incurred. Subsequently, these items are measured at amortized cost using the effective interest method.

Derivative financial liabilities are classified as “financial liabilities at fair value through profit or loss” and are initially and subsequently measured at fair value. The subsequent changes in fair value are recorded as a gain or loss in the consolidated statements of comprehensive loss.

The Company has also adopted consequential amendments to IFRS 7 Financial Instruments: Disclosures that are applied to disclosures about 2018 but have not been generally applied to comparative information.

Property and equipment

All property and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

All assets having limited useful lives are depreciated using the declining balance method at rates intended to depreciate the cost of assets over their estimated useful lives except leasehold improvements, which are depreciated over the term of lease.

The depreciation rate for each class of asset during the current and comparative period are as follows:

Rate
Computer equipment	30%
Computer equipment – Bitcoin rigs	75%
Furniture and fixtures	20%
Leasehold improvements	Term of lease

The useful lives of items of property and equipment are reviewed periodically and the useful life is altered if estimates have changed significantly.

Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Intangible assets include both internally generated and acquired software with finite useful lives. Internally generated software costs primarily consist of salaries and payroll-related costs for employees directly involved in the development efforts and fees paid to outside consultants. Amortization is recorded at rates intended to amortize the cost of the intangible assets over their estimated useful lives as follows:

11

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

Rate
Software - Internally generated	5 years straight line
Software - Acquired	30% declining balance

Development costs, including those related to the development of software, are recognized as an intangible asset when the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	its intention to complete and its ability to use or sell the asset;
•	how the asset will generate future economic benefits;
•	the availability of resources to complete the asset; and
•	the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. During the period of development, the asset is tested for impairment annually.

Impairment of non‑financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‑generating units (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. The Company has identified its intangible asset, the digital platform, as one CGU for the purpose of assessing impairment as synergies are realized between its digital products such that the products cannot be considered in insolation. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Foreign currencies

Transactions in foreign currencies are initially recorded at the foreign currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the Company at the rates prevailing on the balance sheet date. For the purpose of presenting consolidated financial statements, the assets and liabilities of foreign operations with a functional currency other than Canadian dollars are translated into Canadian dollars using exchange rates prevailing as at the balance sheet date.

Leases

Leases which do not transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item are classified as operating leases. Leases entered into by the Company are solely operating leases, with costs recognized within general and administration expenses in the consolidated statements of comprehensive loss in the period incurred.

12

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made, providing there is reasonable assurance of recovery.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation that is the result of a past event, when it is probable that the Company will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre‑tax rate that reflects the risk specific to the obligation.

Earnings per share

The computation of earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share are computed in a similar way to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of share options or warrants, or conversion of convertible debentures, if dilutive.

Share-based payments

The Company measures equity settled stock options granted based on their fair value at the grant date and recognizes compensation expense over the vesting period. Measurement inputs include the Company’s share price on the measurement date, the exercise price of the option or warrant, the expected volatility of the Company’s shares, the expected life of the options or warrants, and the risk-free rate of return. Dividends are not factored in as the Company does not expect to pay dividends in the foreseeable future. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payments transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For each restricted share unit (“RSU”) granted, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the year. Actual results may differ from these estimates.

Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

13

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

Significant accounting judgements

The following are the critical judgements, apart from those involving estimations that have been made in the process of applying the Company’s accounting policies, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Significant accounting estimates and assumptions

These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically, and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the consolidated statement of comprehensive loss in the period of the change and in any future periods affected.

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Valuation of long-lived assets and asset impairment

Estimated useful lives of property and equipment and intangible assets are based on management’s judgment and experience.

When management identifies that the actual useful lives for these assets differ materially from the estimates used to calculate depreciation and amortization, that change is adjusted prospectively. Due to the significant investment in intangible assets by the Company, variations between actual and estimated useful lives could impact operating results both positively and negatively. Asset lives, depreciation and amortization methods, and residual values are reviewed periodically.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment indicated by such factors as significant changes in technological, market, economic or legal environment, business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates either the value in use or fair value less costs to sell.

Allowance for loan losses

Our provision for loan losses consists of amounts charged to the consolidated statement of comprehensive loss during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, our expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

14

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

3.	Significant accounting policies (Continued from previous page)

Fair value of share-based payments

The Company uses the Black-Scholes valuation model to determine the fair value of equity-settled stock options. Management exercises judgment in determining certain inputs to this model including the expected life of the options, expected volatility and forfeiture rates, and expected dividend yield. Variation in actual results for any of these inputs will result in a different fair value of the stock option as compared to the original estimate.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Derivative financial liability

Warrants issued with a cashless exercise option are recorded at fair value, and classified as a derivative financial liability at initial recognition. Subsequent changes in fair value recorded as a gain or loss in the consolidated statements of comprehensive loss. As the warrants are exercised, the value of the recorded liability will be included in share capital along with the proceeds from the exercise. If these warrants expire, the related liability is reversed through the consolidated statements of comprehensive loss.

Recent IFRS standards adopted in 2018

We adopted the following new accounting standards and amendments, which are effective for our interim and annual consolidated financial statements commencing January 1, 2018.

IFRS 9, Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes new measurement categories for classifying financial assets, and new guidance in relation to impairment and hedge accounting. The new hedge accounting requirements have no material impact on the Company’s consolidated financial statements.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. As permitted by the standard, the Company has chosen not to restate comparative consolidated financial statements. Refer to “Summary of IFRS 9 adoption impact” earlier within Note 3 to these consolidated financial statements for further discussion.

IFRS 15, Revenue from Contacts with Customers

On January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers. The new standard includes a five-step recognition and measurement approach for revenue arising from contracts with customers, and includes new requirements for accounting for contract costs. Revenues arising from financial instruments within the scope of IFRS 9 – Financial Instruments, specifically interest revenue and loan fees, are excluded from the scope of IFRS 15. All other revenue streams are included within the scope of IFRS 15.

15

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

3.	Significant accounting policies(Continued from previous page)

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. The adoption of this standard did not have any significant impact on the Company’s consolidated financial statements.

New IFRS standards and interpretations not yet applied

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. IFRS 16 will replace IAS 17, Leases. The Company intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019.

IFRS 16 removes the distinction between operating and finance leases from the lessee’s perspective and introduces a single lessee accounting model. The standard requires a lessee to recognize a “right of use” asset and a corresponding lease liability for substantially all leases, with the exception of leases with terms less than 12 months and leases of low value assets. Requirements for lessor accounting are largely unchanged from IAS 17. IFRS 16 will also result in reclassification of the nature of lease expenses to depreciation and interest expense, from their classification of “premises expense” under IAS 17.

IFRS 16 offers a range of transition options. The Company plans to apply IFRS 16 using the modified retrospective approach. Therefore the cumulative effect of adopting IFRS 16, if any, will be recognized as an adjustment to opening retained earnings as at January 1, 2019, with no restatement of comparative information. Under this method using the practical expedient available the Company is planning to recognize the right of use asset equal to the lease liability. Additionally, the Company will elect to apply the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4.

Based on the information currently available, the Company estimates that it will recognize a lease liability and right to use asset of approximately $6.0 million to $7.5 million as at January 1, 2019. This preliminary estimate is subject to adjustment as management continues to monitor and refine certain elements of its IFRS 16 adoption in advance of Q1 2019 reporting. The Company is on track to complete its implementation of IFRS 16 effective January 1, 2019. Further, the Company has discussed the impact of IFRS 16 adoption with its lender and concluded that the adoption of the Standard will have no impact on the financial covenants as described in Note 9.

4.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. The terms of the loans vary from 2-5 years for installment loans and 1 year for lines of credit. The Company phased out its legacy short-term loan products from its business in the third quarter of 2018. Installment loans are issued with maturity dates beyond one year and are thus considered non-current. The breakdown of the Company’s gross loans receivable as at December 31, 2018 and December 31, 2017 is as follows:

	December 31, 2018	December 31, 2017
Current	62,439	46,977
Non-Current	39,317	33,917
	101,756	80,894

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. In this presentation, the entire customer loan balance is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

As at December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	88,035	-	99	88,134
1-30 days past due	3,097	-	257	3,354
31-60 days past due	-	1,838	491	2,329
61-90 days past due	-	1,240	469	1,709
91-180 days past due	-	-	6,230	6,230
Gross loans receivable	91,132	3,078	7,546	101,756
Allowance for loan losses	(6,951)	(2,118)	(6,340)	(15,409)
Loans receivable, net	84,181	960	1,206	86,347

16

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

4.	Loans receivable(Continued from previous page)

The following table presents the aging of loans as at December 31, 2017 in accordance with IAS 39. In contrast to IFRS 9, these receivables were aged on an individual payment basis rather than at the customer balance level:

Age analysis of loans receivable	As at December 31, 2017
Not past due	73,965
1-30 days past due	1,546
31-60 days past due	1,296
61-90 days past due	1,183
91-180 days past due	2,904
Gross loans receivable	80,894
Allowance for loan losses	(7,434)
Loans receivable, net	73,460

The following table provides an analysis of changes in the allowance for loan losses according to their IFRS 9 stage grouping for the year ended December 31, 2018:

	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2018	6,853	1,579	4,137	12,569
Gross loans originated	5,354	-	-	5,354
Principal payments and net re-measurement of allowance	(3,688)	(176)	334	(3,530)
Transfers to:
Stage 1 – 12 month ECLs	5	(24)	(16)	(35)
Stage 2 – Lifetime ECLs	(270)	2,116	-	1,846
Stage 3 – Lifetime ECLs	(1,303)	(1,377)	17,451	14,771
Net amounts written off against allowance	-	-	(15,566)	(15,566)
Balance as at December 31, 2018	6,951	2,118	6,340	15,409

The overall changes in the allowance for loan losses are summarized below:

Allowance for loan losses	Year ended December 31, 2018	Year ended December 31, 2017
Balance, beginning of period	7,434	7,311
January 1, 2018 IFRS 9 adjustment	5,135	-
Provision for loan losses	18,406	13,343
Charge offs	(15,566)	(13,220)
Balance, end of period	15,409	7,434

The provision for loan losses in the consolidated statement of comprehensive loss is recorded net of recoveries of $2,039 (2017- $1,934).

17

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

5.	Related party transactions

The significant related-party transactions that occurred during the year ended December 31, 2018 were transactions with debenture holders that incur interest. Related party debentures at year end totaled $3,287 (December 31, 2017 – $3,145) with principal amounts maturing at various periods through to August 1, 2021. The debentures bear interest rates from 12.0% to 18.0% (December 31, 2017 – 15.0% to 18.0%) with interest expense of $538 for the year ended December 31, 2018 (December 31, 2017 – $498). The related parties involved in such transactions include shareholders, officers, directors, and management; members of their families; or entities which are directly or indirectly controlled by members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

Key management personnel

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. Key management personnel consists of officers and directors.

Aggregate compensation of KMP during the year consisted of:

	2018	2017
Salary and short term benefits	2,087	3,281
Share – based payments	489	632
	2,576	3,913

6.	Deferred cost

The Company and Postmedia Network Inc. (“Postmedia”) entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, whereby Postmedia provides Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo.

During April 2018, Mogo extended the term of the Postmedia Agreement for an additional two years beyond the end of the original agreement. The extended agreement is effective until December 31, 2020 and provides Mogo a similar minimum annual media value from Postmedia to the original agreement. Under the extended agreement, Postmedia receives a fixed quarterly payment equivalent to the Q4 2017 revenue share payment, instead of receiving a percentage of Mogo’s revenue. In connection with the amendment of the Postmedia Agreement, the vesting and term of the Performance Warrants previously granted to Postmedia were also adjusted. See Note 18(d) for further information. In 2016, Mogo paid Postmedia a one-time program setup fee of $1,171 plus tax, which is being amortized over the life of the Postmedia Agreement, until December 31, 2020. The remaining balance as at December 31, 2018 is $273 (December 31, 2017 - $410).

7.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2016	2,067	1,585	2,592	6,244
Additions	271	30	65	366
Disposals	(1)	(115)	(148)	(264)
Balance at December 31, 2017	2,337	1,500	2,509	6,346
Additions	3,814	2	-	3,816
Impairment	(1,105)	-	-	(1,105)
Balance at December 31, 2018	5,046	1,502	2,509	9,057

Accumulated depreciation
Balance at December 31, 2016	1,031	612	679	2,322
Additions	357	168	457	982
Disposals	(1)	(32)	(131)	(164)
Balance at December 31, 2017	1,387	748	1,005	3,140
Additions	2,285	151	465	2,901
Balance at December 31, 2018	3,672	899	1,470	6,041

Net book value
At December 31, 2017	950	752	1,504	3,206
At December 31, 2018	1,374	603	1,039	3,016

During 2018, the Company recognized $1,105 of impairment on Bitcoin mining equipment due to a reduction in the market value of mining equipment and the market price of Bitcoin. This non-cash expense was recorded within other one-time expenses in the consolidated statement of comprehensive loss. The recoverable amount of the Bitcoin mining equipment was determined to be $504 under the fair value less costs to sell method, using a Level 1 input under the fair value hierarchy.

Depreciation of leasehold improvements are included in general and administration expenses. Depreciation expense for all other property and equipment are included in technology and development costs.

18

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

8.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Vendor Purchases	Total
Cost
Balance at December 31, 2016	8,593	6,333	3,340	18,266
Additions	-	5,143	11	5,154
Transfers	7,935	(7,935)	-	-
Balance at December 31, 2017	16,528	3,541	3,351	23,420
Additions	-	7,730	5	7,735
Transfers	10,373	(10,373)	-	-
Balance at December 31, 2018	26,901	898	3,356	31,155

Accumulated depreciation
Balance at December 31, 2016	3,122	-	2,895	6,017
Additions	2,369	-	137	2,506
Balance at December 31, 2017	5,491	-	3,032	8,523
Additions	3,883	-	91	3,974
Balance at December 31, 2018	9,374	-	3,123	12,497

Net book value
At December 31, 2017	11,037	3,541	319	14,897
At December 31, 2018	17,527	898	233	18,658

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets is included in technology and development costs.

9.	Credit facilities

The Company currently has two credit facilities, the “Credit Facility – Liquid”, which is used to finance the Company’s installment loan products (“Liquid loans”), and the “Credit Facility – Other”, which is used to finance other loan products.

On September 1, 2015 the Company entered into the Credit Facility – Liquid through a structured entity called Mogo Finance Trust. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at December 31, 2018 was $32,375 (December 31, 2017 – $29,439) with unamortized deferred financing costs of $554 (December 31, 2017 – $887) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%), payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. For the three month period ended December 31, 2018 the prescribed minimum balance was $44 million. The prescribed minimum balance is reset to $33 million in the first quarter of 2019, and will rise incrementally up to $44 million by the maturity date. As at December 31, 2018, LIBOR was 2.50% (December 31, 2017 – 1.56%). Interest expense on the Credit Facility - Liquid is included in credit facility interest expense in the consolidated statements of comprehensive loss.

On September 25, 2017, the Company finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other” and, together with the Credit Facility – Liquid) which was used to repay and replace Mogo’s previous $30 million “Credit Facility – ST” entered into on February 24, 2014. This transaction resulted in the extinguishment of the (“Credit Facility – ST”). The Credit Facility – Other matures on July 2, 2020, compared to the maturity date of July 2, 2018 under the previous facility.

19

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

9.	Credit facilities (Continued from previous page)

On December 18, 2018, the Company increased the borrowing limit on the Credit Facility – Other from $40 million to $50 million. The facility bears interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%) up to the first $40 million of borrowing, a decrease from the variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%) under the previous Credit Facility - ST. The incremental portion of facility borrowings above $40 million bears interest at a variable rate of LIBOR plus 11.00% (with a LIBOR floor of 2.00%). Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the $50 million facility. The amount drawn on the new facility as at December 31, 2018 was $44,327 (December 31, 2017 – $28,749) with unamortized deferred financing costs of $214 (December 31, 2017 – $191) netted against the amount owing.

Both credit facilities are subject to certain covenants and events of default. As of December 31, 2018, the Company is in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the consolidated statements of comprehensive loss.

10.	Debentures

Debentures require monthly interest only payments and bear interest at annual rates ranging between 10.0% and 18.0% (2017 – 12.0% and 18.2%) with principal amounts due at various periods up to March 1, 2022. Interest expense on the debentures is included in debenture interest expense in the consolidated statements of comprehensive loss. Debentures are subordinated to the Credit Facility – Other and are secured by the assets of the Company. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the earliest maturity date of such debentures to July 2, 2020, the maturity date of the Credit Facility – Other.

Management routinely reviews its outstanding debentures and actively renegotiates terms, including interest rates and maturity dates, and will continue to refinance these long-term debentures as they become due and payable.

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

2019	-
2020	27,968
2021	9,787
2022	3,870
41,625

11.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of one thousand dollars per debenture. The interest is payable semi-annually on November 30 and May 31. The convertible debentures are subordinated to existing credit facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the convertible debentures is June 6, 2020. The convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at a price of $5.00 per common share (the “Conversion Price”).

Principal and interest are payable in cash or, at the Company’s option, subject to regulatory approval and provided no events of default have occurred, in common shares of the Company issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days ending on the fifth day prior to the maturity date or the date on which the Interest payment is due, as applicable.

Prepayment

The Company may, at its option any time after 12 months from the closing date and at any time prior to maturity, subject to regulatory approval and provided that no events of default have occurred, prepay the convertible debentures in whole or in part, plus accrued interest, in cash. If the prepayment occurs:

(i)	within 24 months of the closing date, then the debenture holders are entitled to receive (1) an additional payment equal to 5% of the prepayment amount and (2) the interest that would have accrued from the date of prepayment to, but excluding, the day that is 24 months from the closing date; or

(ii)	after 24 months of the closing date but prior to the maturity date, then the debenture holders are entitled to receive the interest that would have accrued from the date of prepayment to, but excluding, the maturity date.

20

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

11.	Convertible debentures (Continued from previous page)

Early Conversion

The Company may at any time that the 20-day VWAP of the common shares exceeds 115% of the Conversion Price, subject to regulatory approval and provided no events of default have occurred, convert the convertible debentures in whole or in part, including any accrued interest, to common shares at the Conversion Price of $5.00 per common share.

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the convertible debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis, and amortized as a component of accretion of the convertible debenture.

The following table summarizes the carrying value of the convertible debentures as at December 31, 2018:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, December 31, 2018	Net book value, December 31, 2017
Convertible debentures	11,973	939	12,912	14,905
Transaction costs	(1,248)	(98)	(1,346)	(1,472)
Net proceeds	10,725	841	11,566	13,433
Accretion in carrying value of debenture liability	1,056	-	1,056	404
	11,781	841	12,622	13,837

Interest expense, which includes interest payable and the accretion of the convertible debenture, in the amounts of $1,947 for the year ended December 31, 2018 (December 31, 2017 – $1,248) is included in debenture interest expense in the consolidated statements of comprehensive loss. In 2018, the Company issued 367,270 shares in lieu of interest payable (December 31, 2017 – 122,655) and 398,600 (December 31, 2017 – 19,000) shares for the conversion of $1,865 of principal (December 31, 2017 – $87).

12.	Income taxes

(a)	Provision for income taxes

The major components of provision for income taxes are as follows:

	2018	2017

Current tax expense	-	-
Provision for income taxes	-	-

The reconciliation of the provision for income taxes to the amount of income taxes calculated using statutory income tax rates applicable to the Company in Canada is as follows:

	2018	2017
Canadian federal and provincial recovery of income taxes using statutory rate of 27% (2017 – 27%)	(5,946)	(5,381)
Change in unrecognized deductible temporary differences and unused tax losses	6,098	4,397
Permanent differences and other	(152)	984
Provision for income taxes	-	-

21

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

12.	Income tax (Continued from previous page)

(b)	Deferred tax assets

As at December 31, the Company’s deferred tax assets are as follows:

	2018	2017
Unused tax losses	141	776

(c)	Deferred tax liabilities

As at December 31, the Company’s deferred tax liabilities are as follows:

	2018	2017
Convertible debentures	67	233
Deferred cost	74	111
Intangible assets	-	250
Investment tax credits	-	-
Property and equipment	-	182
	141	776

(d)	Deductible temporary differences and unused tax losses

As at December 31, the Company has deductible temporary differences for which no deferred tax assets are recognized as follows:

	2018	2017
Property and equipment	2,250	-
Intangible assets	4,368	1,412
Debentures	1,658	1,123
Financing costs	2,390	4,161
Research and development expenditures	1,163	1,342
Other	21	326
	11,850	8,364

As at December 31, the company has unused tax losses for which no deferred tax assets are recognised as follows:

	2018	2017
Expires 2024	610	610
Expires 2025	1,075	1,075
Expires 2026	2,136	2,136
Expires 2027	5,203	5,203
Expires 2028	2,064	2,064
Expires 2029	4,663	4,663
Expires 2030	3,698	3,698
Expires 2031	1,614	1,614
Expires 2032	4,849	4,849
Expires 2033	10,454	10,454
Expires 2034	7,416	7,416
Expires 2035	9,835	9,835
Expires 2036	19,008	19,008
Expires 2037	19,824	19,824
Expires 2038	16,277	-
	108,726	92,449

22

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

13.	Expenses by nature

	2018	2017
Personnel expense	16,702	17,869
Marketing	8,291	5,916
Depreciation and amortization	7,062	4,045
Hosting and software licences	4,110	2,075
Professional services	1,281	1,389
Premises	1,036	1,053
Insurance and licenses	1,091	470
Others	3,506	2,899
	43,079	35,716

14.	Loss per share

Loss per share is based on consolidated comprehensive loss for the year divided by the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and is based on the weighted average number of shares and dilutive share equivalents.

The following reflects consolidated comprehensive loss and weighted average number of shares used in the basic and diluted loss per share computations:

	2018	2017
Loss attributed to shareholders	(22,022)	(19,729)
Basic weighted average number of shares (in 000s)	22,714	18,381
Basic and diluted loss per share	(0.97)	(1.07)

The outstanding stock options and warrants were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

15.	Capital management

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders.

The Company sets the amount and type of capital required relative to its assessment of risk and makes adjustments when necessary to respond to changes to economic conditions, the risk characteristics of the underlying assets, and externally imposed capital requirements. In order to maintain or modify its capital structure, the Company may issue new shares, seek other forms of financing, or sell assets to reduce debt.

The Company manages the following as capital:

	2018	2017
Share capital	75,045	71,389
Deficit	(90,784)	(63,627)
Debentures	41,625	39,680
Convertible debentures	12,622	13,837
Credit facilities	75,934	57,110

There have been no changes in the Company’s capital management objectives, policies and processes during the year. There are certain capital requirements of the Company resulting from the Company’s credit facility that include financial covenants and ratios. Management uses these capital requirements in the decisions made in managing the level and make-up of the Company’s capital structure. The Company is in compliance with all of the financial covenants as at December 31, 2018.

Changes in the share capital of the Company over the year ended December 31, 2018 are mainly attributed to the conversion of convertible debentures and related interest, and the conversion of stock options and RSUs, as disclosed in Note 11 and Note 18, respectively.

23

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

16.	Fair value of financial instruments

Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets. Level 2 inputs include quoted prices for assets in markets that are considered less active.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

The fair value of cash, current loans receivable, accounts payable and accruals, and other liabilities is approximated by their carrying amount due to their short‑term nature. The fair value of the Company’s non-current loans receivable is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as Level 3 input within the fair value hierarchy:

	December 31, 2018		December 31, 2017
	Total Fair Value	Total Carrying Value	Total Fair Value	Total Carrying Value
Loans Receivable – Non-Current (Level 3)	41,595	39,317	36,567	33,917

The fair values of the Company’s debentures and convertible debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures approximate their fair value as new debt granted with similar risk profiles bear similar rates of return. The fair value of the Company’s derivative financial liability is determined using the Black Scholes option pricing model and is classified as Level 2. Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, effecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

During the year ended December 31, 2018, there were no transfers of assets or liabilities within the fair value hierarchy levels.

17.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

24

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

17.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described in Notes 9, 10 and 11 respectively. Management will continue to refinance any outstanding amounts owing under the credit facilities and debentures as they become due and payable.

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $266.

	December 31, 2018	December 31, 2017
Cash	874	171
Debentures	4,770	4,770

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The credit facilities have a LIBOR floor of 1.5% & 2.0% for Credit Facility – Liquid and Credit Facility – Other, respectively. As at December 31, 2018, LIBOR is 2.50% (December 31, 2017 – 1.56%). A 0.50 basis point increase in LIBOR would increase annual credit facility interest expense by $428.

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

18.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in one or more series, the latter of which was approved by the Company’s shareholders on September 15, 2017. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at December 31, 2018, there are 23,226,846 common shares and no preferred shares issued and outstanding.

(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. On June 18, 2018, the Company’s shareholders approved an amendment to increase the maximum number of common shares reserved for issuance under the Plan to the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. The exercise price of an option is set at the time that such option is granted under the Plan.

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry, based on a maximum term of eight years.

25

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

18.	Equity (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2016	2,302		3.50	767	4.01
Options granted	984	1.87	4.60
Exercised	(62)		2.39
Forfeited	(125)		5.67
As at December 31, 2017	3,099		3.80	1,529	3.85
Options granted	468	1.26	4.13
Exercised	(156)		1.99
Forfeited	(303)		4.38
As at December 31, 2018	3,108		3.88	1,965	3.80

The above noted options have expiry dates ranging from November 2021 to November 2026.

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2018	For the year ended December 31, 2017
Risk-free interest rate	2.07 – 2.47%	1.08 – 1.90%
Expected life	5 years	5 years
Expected volatility in market price of shares	50%	50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share based compensation costs related to options and RSUs for the year ended December 31, 2018 were $1,320 (2017 - $1,343).

26

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

18.	Equity (Continued from previous page)

(c)	Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. On June 18, 2018, the Company’s shareholders approved an amendment to increase the maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan to 500,000.

Details of outstanding RSUs as at December 31, 2018 are as follows:

Number of RSUs (000s)
Outstanding, December 31, 2016	145
Granted	71
Converted	(41)
Expired	(30)
Outstanding, December 31, 2017	145
Granted	164
Converted	(30)
Expired	(33)
Outstanding, December 31, 2018	246

(d)	Warrants

	Warrants Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2016	1,878		2.90	881	2.84
Warrants expired	(99)	0.90	7.35
As at December 31, 2017	1,779		2.66	783	2.28
As at December 31, 2018	1,779		2.66	982	2.42

The 1,779,453 warrants noted above have expiry dates ranging from January 2021 to September 2025.

There are 583,333 warrants outstanding to Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC, that contain a net equity settlement option based on share prices on the open market at the time of exercise, and the exercise price attached to the outstanding warrants. These warrants are treated as a derivative financial liability subject to re-measurement at each reporting period end, and the fair value movement during the period is recognized in the consolidated statement of comprehensive loss.

27

Mogo Finance Technology Inc. Notes to the Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except per share amounts) For the years ended December 31, 2018 and 2017

18.	Equity (Continued from previous page)

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2018	For the year ended December 31, 2017
Risk-free interest rate	1.88 - 2.49%	0.64 - 2.10%
Expected life	2-8 years	2-10 years
Expected volatility in market price of shares	50%	50 - 55%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

On January 25, 2016, in connection with the original Postmedia Agreement, Mogo issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants were to vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets.

During April 2018, the Postmedia Agreement was extended for an additional two years beyond the end of the current agreement, as described in Note 6. In connection with this amendment, Postmedia and Mogo agreed to change the vesting and term of the 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021); and ii) their term is extended an additional two years, now expiring January 2023.

19.	Cash flow changes from financing activities

Details of changes in financing activities for the year ended December 31, 2018 are as follows:

			Non-cash changes
	January 1, 2018	Cash flows	Conversion	Foreign exchange	Fair Value/ Amortization	December 31, 2018
Share capital	71,389	311	3,345	-	-	75,045
Credit facility	57,110	18,414	-	-	410	75,934
Debentures	39,680	1,410	-	535	-	41,625
Convertible debentures	12,864	-	(1,735)	-	652	11,781
Derivative financial liability	2,697	-	-	-	(1,733)	964
Total	183,740	20,135	1,610	535	(671)	205,349

Details of changes in financing activities for the year ended December 31, 2017 are as follows:

			Non-cash changes
	January 1, 2017	Cash flows	Conversion	Foreign exchange	Fair Value/ Amortization	December 31, 2017
Share capital	45,655	24,397	1,337	-	-	71,389
Credit facility	45,943	10,642	-	-	525	57,110
Debentures	40,092	5	-	(417)	-	39,680
Convertible debentures	-	12,460	-	-	404	12,864
Derivative financial liability	490	-	-	-	2,207	2,697
Total	132,180	47,504	1,337	(417)	3,136	183,740

28